Exhibit 99.134

Major automotive brands and teams join Torque Esports’ The Race All-Star Series

●	Five-round championships to be run for pro racers, sim drivers and racing legends

LONDON, UK (Thursday, April 30, 2020) – Major global automotive brands and teams have signed up to enter factory teams in Torque Esports’ (TSXV: GAME) (OTCQB: MLLLF) The Race All-Star Series powered by ROKiT Phones, which kicks off a new five-round championship this Saturday.

Mercedes-Benz-AMG Petronas Esports, Aston Martin, BMW, Williams Esports, and ROKiT Venturi Racing will all enter two-car teams in the Pro Cup championship which runs as part of the All-Star Series.

After completing its first three-round championship last weekend, The Race All-Star Series powered by ROKiT Phones will again feature major global television coverage with the Disney-owned (NYSE: DIS) ESPN in the US.

Existing content partnerships with Discovery Inc. (NASDAQ: DISCA)-owned Eurosport will place the racing action on TV, and online and highlights will also be shown on more than 70 different global networks reaching a potential audience of more than 610 million homes.

The new series also will be shown on The Race’s YouTube channel.

Season two of the All-Star Series will feature a revised championship format with professional drivers, esports racers, and legends trophy entrants contesting their own championship. Each championship division will include a qualifying session prior to the first race and then a reverse grid battle – all shown during the broadcast.

“The fact that we’ve been able to attract these incredible factory teams is remarkable and shows how we’ve really established the All-Star Series as a bona fide international motorsports championship and a highly attractive television property,” Torque Esports President and CEO Darren Cox said.

“These brands have won some of the biggest races in the world and now they are looking to esports and the All-Star series as a global showcase. We’ve got five teams locked in already and great interest from a number of others.”

More than 80 drivers compete virtually every week in The Race All-Star Series powered by ROKiT Phones on the rFactor 2 platform.

The Legends Trophy competition will again feature leading stars from the world of Formula 1, INDYCAR, the World Rally Championship and the 24 Hours of Le Mans.

Entrants will include Formula 1 World Champions Jenson Button and Emerson Fittipaldi; Indy 500 winners Dario Franchitti, Helio Castroneves, Juan Pablo Montoya, Gil de Ferran, and Tony Kanaan; World Rally Champion Petter Solberg and 24 Hours of Le Mans winners Emanuele Pirro, David Brabham, Jan Magnussen, and Darren Turner.

The Sim Masters series includes top simulator drivers from around the world. World’s Fastest Gamer finalist Erhan Jajovski will return as All-Star Sim champion for series two. Top drivers from last season will again chase the points championship with rFactor 2 gamers from around the world able to race their way into the competition each Thursday in a qualifying time-trial session.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from free-to-play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, CEO darrencox@torqueesport.com

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